                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  ------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            Printcafe Software, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                   742562 10 1
                                 (CUSIP Number)

                                 James Etheridge
                                 General Counsel
                          Electronics For Imaging, Inc.
                                303 Velocity Way
                          Foster City, California 94404
                            Telephone (650) 357-3570
                            Facsimile (650) 357-3776

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                February 26, 2003
           (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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---------------------                                      ---------------------
CUSIP No. 742562 10 1                  13D
---------------------                                      ---------------------

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1     NAME OF REPORTING PERSONS:

      Electronics for Imaging, Inc.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 94-3086355
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E).
                                                                          [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                   7      SOLE VOTING POWER
    NUMBER OF
                          2,126,574
      SHARES       -------------------------------------------------------------
                   8      SHARED VOTING POWER
   BENEFICIALLY
                          1,899,475
     OWNED BY      -------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
       EACH
                          2,126,574
    REPORTING      -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
   PERSON WITH
                          1,899,475
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,026,049
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        31.6%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 2 relates to the Statement on Schedule 13D (the "Schedule 13D") filed by Electronics for Imaging, Inc., a Delaware corporation ("EFI"), with respect to its beneficial ownership of (as determined under Rule 13d-3) of shares of Common Stock, par value $0.0001 per share (the "Common Stock"), of Printcafe Software, Inc., a Delaware corporation ("Printcafe").

ITEM 4. PURPOSE OF TRANSACTION

      EFI and Printcafe entered into a Stock Option Agreement, dated as of February 13, 2003 (the "Option Agreement"). EFI entered into the Option Agreement for the purpose of acquiring voting securities that would be voted, on the record date for stockholder action in connection with the proposed Business Combination (as defined below), in favor of the adoption of the definitive merger agreement for the Business Combination.

      EFI proposed a business combination (the "Business Combination") with Printcafe in which each outstanding share of Common Stock would be converted into consideration valued at $2.60. EFI sent a letter to the board of directors of the Company on January 22, 2003. By letter dated January 24, 2003, an independent committee of the board of directors of Printcafe (the "Committee") acknowledged receipt of EFI's January 22, 2003 proposal. On January 28, 2003, EFI sent a letter to the Committee.

      On February 13, 2003, counsel to EFI delivered a first draft of a merger agreement (and ancillary documents) for the Business Combination to counsel for the Committee. From February 13, 2003 to February 26, 2003, EFI, Printcafe and the Committee (together with their respective representatives) negotiated the terms of the Business Combination. On February 21, 2003, EFI's board of directors approved the then current draft of the merger agreement and authorized EFI's officers to execute and deliver a definitive merger agreement.

      Early in the morning of February 26, 2003, the Agreement and Plan of Merger, dated as of February 26, 2003 (the "Merger Agreement"), by and among EFI, Strategic Value Engineering, Inc, a Delaware corporation and a wholly owned subsidiary of EFI ("Merger Sub"), and Printcafe was executed and delivered by the parties to the Merger Agreement.

      The Merger Agreement provides for the merger (the "Merger") of Merger Sub with and into Printcafe. Following the Merger, EFI may merge or liquidate the surviving corporation or its subsidiaries. Following the Merger, EFI may sell, transfer or otherwise dispose of a material portion of the assets of the surviving corporation or its subsidiaries. Printcafe may terminate the Merger Agreement if EFI does not purchase, on or before the record date for determining Printcafe stockholders entitled to vote on the adoption of the Merger Agreement, all of the shares which may be acquired pursuant to the Option Agreement.

      Consummation of the Merger would also have the effects described in Items 4(d)-(i) of Schedule 13D as promulgated by the Securities and Exchange Commission.

      Concurrently with the execution of the Merger Agreement, EFI and several stockholders of Printcafe entered into stockholders agreements (the "Stockholders Agreements"). The form of the Stockholders Agreements is an exhibit to the Merger Agreement.

      Other than as described above and in Item 6, EFI currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D as promulgated by the Securities and Exchange Commission (although EFI reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      EFI is the beneficial owner (under Rule 13d-3) of 2,126,574 (the "Option Shares") shares of Common Stock under the Option Agreement. EFI is also the beneficial owner (under Rule 13d-3) of 1,899,475 shares of Common Stock under the Stockholders Agreements (the "Stockholder Shares"). The total of the Option Shares and the Stockholder Shares is 4,026,049 shares of Common Stock Based on Printcafe's representations and warranties of its capitalization in the Merger Agreement, such shares represent beneficial ownership (calculated pursuant to Rule 13d-3) of 31.58% of the Common Stock. Except as set forth in this statement, to the knowledge of EFI, no director or executive officer of EFI beneficially owns any other securities of Printcafe. The terms of the Option Agreement and the Stockholders Agreements are disclosed in Item 6.

      There have been no other transactions by EFI in securities of Printcafe during the past sixty days. To the knowledge of EFI, there have been no transactions by any director or executive officer of EFI in securities of Printcafe during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Background

      EFI and Printcafe held discussions with respect to a potential business combination during November 2001. No agreement with respect to a transaction between the parties arose out of those discussions. EFI continued to follow developments with respect to Printcafe after the termination of those discussions and from time to time held discussions with members of Printcafe's management team. In December 2002, EFI engaged counsel in anticipation of resuming efforts to affect a transaction with Printcafe.

      On January 22, 2003, Creo, Inc. ("Creo") issued a press release stating that it had entered into agreements to acquire additional shares of Common Stock and that it was offering to acquire all remaining shares of Common Stock at a price of $1.30 per share.

      On January 22, 2003, EFI sent a letter to Printcafe's board of directors proposing the Business Combination and on January 24, 2003, EFI sent a letter to the Committee re-proposing the Business Combination.

      The Committee's counsel notified EFI's counsel that the Committee was considering EFI's proposal, including the adoption of a stockholders' rights plan, but, that issuance of rights could be viewed as causing a technical default under Printcafe's loan agreement with a subsidiary of Creo. EFI subsequently notified the Committee that EFI would consider providing a standby credit facility.

      On February 6, 2003, EFI and Printcafe executed and delivered a non-disclosure agreement (the "Nondisclosure Agreement"). During the period from January 27, 2003 to February 13, 2003, EFI and the Committee (together with their representatives) negotiated the terms upon which EFI would be willing to extend the standby credit facility.

      On February 13, 2003, Printcafe and EFI executed and delivered the Option Agreement, a letter agreement (the "Standby Letter Agreement") providing for the extension of credit by EFI to Printcafe, and a letter agreement (the "Letter Agreement"), with respect to the terms upon which Printcafe can pursue alternate proposals to the Business Combination.

      On February 13, 2003, counsel to EFI delivered a first draft of a merger agreement (and ancillary documents) for the Business Combination to counsel for the Committee. From February 13, 2003 to February 26, 2003, EFI, Printcafe and the Committee (together with their respective representatives) have negotiated the terms of the Business Combination.

      On February 19, 2003, Creo commenced an action (the "Creo Litigation") in The Court of Chancery of the State of Delaware in and for New Castle County captioned Creo, Inc. v. Printcafe Software, Inc., Electronics for Imaging, Inc., Mark D. Olin, Charles J. Billerbeck, Victor A. Cohen and Thomas J. Gill. Creo requested a temporary restraining order with respect to (a) triggering, exercising or otherwise giving effect to the stockholders' rights plan adopted by Printcafe, (b) enforcing any action taken or to be taken by Printcafe "with the intent or effect of impeding the operation of market forces in an open bidding contest for Printcafe," (c) taking any steps or actions to enforce the fee provided for in the Letter Agreement, (d) taking any steps or any actions to enforce the Option Agreement, (e) taking any steps or actions to enforce the no solicitation provisions of the Letter Agreement, (f) engaging in any "conduct intended to cause or having the effect of causing Printcafe to forgo the opportunity to explore and enter into economically more favorable transactions" and (g) entering into, or purporting to enter into, a merger agreement between EFI and Printcafe before the court finally rules on the action. On February 21, 2003 the court denied Creo's request.

      On February 21, 2003, the Committee informed EFI that it had received an offer from Creo to acquire Printcafe in a transaction in which the consideration per share of Common Stock would be $3.00 "subject to an appropriate collar."

      On February 23, 2003, the Committee informed EFI that Creo had conditionally offered to acquire Printcafe in a transaction in which the only offered consideration would be shares of Creo common stock valued at $4.00 per share of Common Stock, subject to a 20% collar.

      On February 24, 2003, EFI sent a letter to Printcafe modifying the condition to EFI's obligation to loan funds to Printcafe for working capital purposes. That letter agreement modified a condition to EFI's obligations in the Credit Letter by extending the date by which EFI and Printcafe must have executed and delivered a merger agreement from February 24, 2003 to March 1, 2003.

      On the evening of February 24, 2003, representatives of the Committee informed EFI that Creo had orally withdrawn its proposals. Creo subsequently issued a press release to the same effect.

      Early in the morning of February 26, 2003, the Merger Agreement was executed and delivered by EFI, Merger Sub and Printcafe. Before the Nasdaq National Market opened on February 26, 2003, EFI and Printcafe issued a press release announcing the proposed Merger.

Stockholders Agreements

      EFI entered into Stockholders Agreements with each of Mark Olin, Joseph Whang, Ronald Hyland and Mellon Ventures II, L.P. (each a "Stockholder").

      Each Stockholder is obligated to vote the shares of Common Stock that he or it beneficially owns (a) in favor of (i) the adoption of the Merger Agreement, (ii) the approval of the transactions contemplated by the Merger Agreement and (iii) approval of the Merger; (b) in favor of waiving any notice that may be required in connection with any reorganization of Printcafe, any reclassification or recapitalization of Printcafe's capital stock, any sale of assets, change of control or acquisition of Printcafe by person, or any merger, consolidation or business combination of Printcafe with or into any person to the extent such transaction is undertaken in connection with the Merger; (c) in favor of any matter that could reasonably be expected to facilitate the Merger; (d) against approval of any takeover proposal made in opposition to, or in competition with the Merger; (e) against any of the following actions: (i) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of Printcafe with any person or entity other than EFI, (ii) any sale, lease or transfer of any material part of Printcafe's assets, (iii) any reorganization, recapitalization, dissolution, liquidation or winding up of Printcafe, (iv) any change in Printcafe's capitalization or its corporate structure or (v) any other action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement. The Stockholders each granted EFI an irrevocable proxy limited to voting on the foregoing matters.

      The Stockholders Agreements also apply to shares of Common Stock acquired by each Stockholder between February 26, 2003 and the termination of that Stockholder's Stockholders Agreements. Each Stockholders Agreement will terminate on the first to occur of (a) the completion of the Merger, (b) the termination of the Merger Agreement in accordance with its terms, (c) a date that the Stockholder and EFI mutually agree in writing to terminate the Stockholder Agreement or (c) June 30, 2003.

      The Stockholders Agreements restrict the disposition of the shares of Common Stock beneficially owned by the Stockholders. The Stockholders Agreements do not restrict the exercise by Printcafe's directors and officers of their duties in such capacities.

      The descriptions of the Nondisclosure Agreement, the Option Agreement, the Letter Agreement and the Credit Letter (as modified) are incorporated by reference from the Schedule 13D. The descriptions of the Nondisclosure Agreement, the Option Agreement, the Letter Agreement, the Credit Letter (as modified by Exhibit 9), the Merger Agreement and the Stockholders Agreements and are qualified in their entirety by reference to such agreements, a copy of which are Exhibits 3, 4, 5, 6, 7, 10 and 11 to this Statement, respectively.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      1. Letter dated January 22, 2003 from EFI to the board of directors of Printcafe. (1)

      2.    Letter dated January 24, 2003 from the Committee to EFI. (1)

      3.    Letter dated January 28, 3003 from EFI to the Committee. (1)

      4. Nondisclosure Agreement, dated February 6, 2003, by and between Printcafe and EFI. (1)

      5. Option Agreement, dated as of February 13, 2003, by and between Printcafe and EFI. (2)

      6. Letter Agreement, dated February 13, 2003, by and between Printcafe and EFI. (3)

      7. Credit Letter, dated February 13, 2003, by and between EFI and Printcafe. (4)

      8. Motion for Temporary Restraining Order, dated February 19, 2003, in the Creo Litigation. (1)

      9.    Letter dated February 24, 2003 from EFI to Printcafe. (5)

      10. Agreement and Plan of Merger, dated as of February 26, 2003, by and among EFI, Strategic Value Engineering, Inc. and Printcafe. *

      11. Form of Stockholders Agreement (attached as Exhibit A to the Merger Agreement).

      12.   Press Release issued by EFI and Printcafe on February 26, 2003. (6)



      * Filed herewith.

      (1) Incorporated by reference to the corresponding numbered exhibit to the
      Schedule 13D.

      (2) Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Printcafe with the Securities and Exchange Commission on February 13, 2003 (the "Form 8-K").

      (3) Incorporated by reference to Exhibit 10.1 to the Form 8-K.

      (4) Incorporated by reference to Exhibit 10.3 to the Form 8-K.

      (5) Incorporated by reference to the corresponding numbered exhibit to Amendment No. 1 to the Schedule 13D filed with the SEC.

      (6) Incorporated by reference to EFI's filing with the SEC on February 26, 2003 under Rule 425.

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2003                 ELECTRONICS FOR IMAGING, INC.


                                         By: /s/ Joseph Cutts
                                             ----------------
                                             Name: Joseph Cutts
                                             Title: Chief Financial Officer